EXHIBIT a(13)

REMINDER OF EXPIRATION DATE

REMINDER

DEADLINE: 5:00 P.M. (Eastern) December 7, 2006

To all Option Holders Eligible to Participate in the Offer to Exchange Eligible Options for New Options:

The Offer to Exchange your Eligible Option for a New Option will expire at 5:00 p.m. (Eastern time) on December 7, 2006, unless we extend the Offer.

If you do NOT accept the Offer, we believe that you will be subject to adverse tax consequences under Section 409A if you were a U.S. taxpayer in 2005.  You will be solely responsible for any taxes, penalties or interest payable under Section 409A.

Further, based on guidance just issued by the IRS, if you do not accept the Offer:

•                                          CA will be required to report as income on your W-2 for 2006 the in-the–money value of your Eligible Options on December 31, 2006 (if any), coding it as subject to the tax penalties under Section 409A;

•                                          CA may have to withhold taxes due on this income from your paycheck; and

•                                          any amount withheld cannot reflect the 20% additional tax and additional interest that you will owe, so you may have to pay estimated taxes by January 15, 2007, in order to avoid penalties for underpayment of income taxes.

If the Eligible Options are out of the money on December 31, 2006, we anticipate that we will have similar tax reporting and withholding obligations when you exercise your Eligible Options or at the end of each calendar year until you do exercise your Eligible Options.

If you decide to accept the Offer with respect to your Eligible Option, you must submit your Letter of Transmittal in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.  We intend to confirm the receipt of your Letter of Transmittal in writing within two business days from receipt.  If you do not receive confirmation, you must contact the Equity Administration Group immediately at 631-342-2577.

This reminder is being distributed to all employees eligible to participate in the Offer. Accordingly you are receiving this notice even if you have previously submitted your Letter of Transmittal.  We recommend that you consult with your tax advisor to determine the tax consequences of electing or not electing to participate in the Offer.

Please contact the Equity Administration Group at 631-342-2577 if you need another copy of your personalized Letter of Transmittal that was e-mailed to you on or around November 7, 2006.

IRS Circular 230 Disclosure:  To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (or related communications) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.